

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 5, 2019

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-25464**	**26-2018846**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Volvo Parkway Chesapeake, Virginia	**23320**
(Address of principal executive offices)	(Zip Code)

(757) 321-5000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

On April 5, 2019, Dollar Tree, Inc. (the "Company") issued a press release providing comments in response to Starboard Value's decision to withdraw its slate of nominees for election to Dollar Tree's Board of Directors at the 2019 Annual Meeting of Shareholders. A copy of the Company's press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press release dated April 5, 2019 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR TREE, INC.

Date: April 11, 2019

By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated April 5, 2019 issued by Dollar Tree, Inc.

Exhibit 99.1



Dollar Tree Comments on Starboard Value's Withdrawal of Nominees

Chesapeake, VA - April 5, 2019 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, today issued the following statement regarding Starboard Value's ("Starboard") decision to withdraw its slate of nominees for election to Dollar Tree's Board of Directors at the 2019 Annual Meeting of Shareholders.

"We welcome Starboard's announcement and appreciate the constructive engagement and dialogue we continue to have with them and our other shareholders. Dollar Tree's Board and management team are committed to pursuing our announced plan to improve Family Dollar performance and to testing other ways to help deliver sustainable value-creation for shareholders while providing the best possible experience and value for our customers. Our company has strong momentum and we look forward to building on this and delivering value to all our stakeholders in the years ahead."

J.P. Morgan Securities LLC is acting as financial advisor and Wachtell, Lipton, Rosen & Katz is acting as legal advisor to Dollar Tree.

About Dollar Tree, Inc.
Dollar Tree, a Fortune 200 Company, operated 15,237 stores across 48 states and five Canadian provinces as of February 2, 2019. Stores operate under the brands of Dollar Tree, Family Dollar and Dollar Tree Canada. To learn more about the Company, visit www.DollarTree.com.

Contact
Dollar Tree, Inc.
Randy Guiler, 757-321-5284
Vice President, Investor Relations

Sard Verbinnen & Co
Stephen Pettibone / Gloria Labbad / Andrew Duberstein
212-687-8080